Exhibit 22.4

Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

March 29, 2007

Dear Shareholder:

On behalf of both our Board of Directors and Management, we are pleased to invite you to attend the Annual and Special Meeting of Shareholders of Magna International Inc. The Meeting will be held at 10:00 a.m. (Toronto time) on Thursday, May 10, 2007 at:

Roy Thomson Hall 60 Simcoe Street Toronto, Ontario Canada

Accompanying this letter are the Notice of Annual and Special Meeting of Shareholders, Management Information Circular/Proxy Statement and a form of proxy for the meeting. In addition, if you have previously requested it, a copy of our Annual Report to Shareholders for the fiscal year ended December 31, 2006 also accompanies this letter.

We encourage you to attend the Meeting in person in order to vote your shares and hear Management's presentations on the past year, current conditions and plans for the future.

If you are unable to attend the Meeting in person, please complete and return the enclosed form of proxy in accordance with the instructions set out in the form. If you are a non-registered holder, you should refer to the section of the Management Information Circular/Proxy Statement entitled "How to Vote Your Shares — Non-Registered Holders" to find out how to attend the Meeting or instruct an intermediary on the voting of your shares.

A simultaneous webcast of the Meeting will also be available through Magna's website at www.magna.com.

We look forward to seeing you at the Meeting.

Sincerely,

Frank Stronach
Chairman of the Board